                                      MOORE

                               CORPORATION LIMITED

                                Interim Report

                                TO SHAREHOLDERS
                              FOR THE THREE MONTHS
                              ENDED MARCH 31, 2000

www.moore.com


                           MOORE-Registered Trademark-

CORPORATE
      VISION

      Moore Corporation Limited will be a high-growth, technology-based leader in the management and communication of customer information, thereby creating value for customers, employees and shareholders.

MESSAGE FROM
      THE CEO

      While the first quarter results were unsatisfactory, I have confidence in the strategic direction we are taking. The loss is attributable to the performance of the Corporation's Forms and Labels division, due in part to customers purchasing product in December 1999 in anticipation of Y2K problems. We are addressing the financial situation by improving our processes and expanding our product and service offerings. I am pleased with the financial performance of the remaining Moore divisions.

      A key component of our growth strategy is becoming a leader in delivering digital information services. In the first quarter we announced alliances with Noosh Inc. and Impress to provide Internet-based e-commerce solutions for our customers to order, track and fulfill commercial printing. This is consistent with our December announcement of an alliance with Commerce One to automate e-procurement for our customers.


FINANCIAL
      HIGHLIGHTS

FOR THE THREE MONTHS

ENDED MARCH 31, 2000


                                     2000            1999

Sales                             $    577          $    609
Income (loss)                           (9)               14
   from operations
Net earnings (loss)                     (9)               10
Per common share
   Net earnings                   $  (0.10)         $   0.11
   Dividends                      $   0.05          $   0.05
Average shares                      88,457            88,457
   outstanding (thousands)

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN MILLIONS OF DOLLARS.

LETTER TO
      SHAREHOLDERS

OPERATING RESULTS DISCUSSION

      Highlights of the consolidated results reported for the first quarter of 2000 and 1999 are shown in the accompanying consolidated statement of earnings on pages 8 and 9 of this interim report.

      In order to provide a more meaningful comparison of the first quarter 2000 (Q1-2000) results to first quarter 1999 (Q1-1999) results, the Corporation has identified transactions that affect the two quarters in a disproportionate manner. These are divestitures, Year 2000 costs and other one-time transactions. These items have been removed from the operating results of the affected quarter as follows:

- The Q1-1999 operating results of the Data Management Services business unit sold in December 1999 with sales of $19.2 million and operating income of $0.5 million.
-  The Q1-1999 Year 2000 costs of $5.3 million.
- The Q1-2000 restructuring expenses of $1.5 million incurred as a result of the change in accounting policy explained in notes 1 and 4 on pages 13 and 18 of this interim report.

      All further discussions will be based on the Corporation's operating results net of the above mentioned items.

---------------------------------------------------------------------
                                       Presented net of above
                                             noted items
---------------------------------------------------------------------

FOR THE THREE MONTHS ENDED MARCH 31        2000      1999
Sales:
   Moore North America                 $   360.3   $   388.2
   CCS United States                       131.5       121.7
   Latin America                            43.9        38.0
   Europe                                   41.2        41.8

---------------------------------------------------------------------
                                       $   576.9   $   589.7
---------------------------------------------------------------------

Income (loss) from operations:
   Moore North America                 $   (21.0)  $     3.8
   CCS United States                        11.8        14.8
   Latin America                             1.5        (0.7)
   Europe                                    0.2         0.7
   General corporate                        (0.2)       (0.3)

---------------------------------------------------------------------
                                            (7.7)       18.3
---------------------------------------------------------------------

NET EARNINGS (LOSS)                    $    (7.9)  $    12.4
---------------------------------------------------------------------
NET EARNINGS (LOSS)
   PER COMMON SHARE                    $    (0.09) $     0.14
---------------------------------------------------------------------

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN MILLIONS OF DOLLARS.

      Sales in Q1-2000 of $576.9 million decreased by 2.2% over Q1-1999 sales of $589.7 million.

- Forms sales in Q1-2000 of $384.9 million decreased by $25.1 million or 6.1% compared to $410.0 million in Q1-1999. Included in the Forms sales are Labels and Label Systems of $114.9 million in Q1-2000 compared to $113.5 million in Q1-1999.
- CCS sales in Q1-2000 of $192.0 million increased by 6.8% from $179.7 million in Q1-1999.

      Loss from operations in Q1-2000 was $7.7 million compared to income from operations in Q1-1999 of $18.3 million.

- Forms operating loss in Q1-2000 of $20.8 million increased from an operating loss of $0.3 million in Q1-1999.
- CCS operating income in Q1-2000 of $13.1 million decreased by $5.5 million from $18.6 million in Q1-1999.

      Net loss in Q1-2000 was $7.9 million or $0.09 loss per share compared to net earnings of $12.4 million or $0.14 per share in Q1-1999.

      Cash outflow from operations for the Q1-2000 period was $30.4 million compared to $7.0 million for the Q1-1999 period. Cash resources decreased from $25.1 million at December 31, 1999 to bank indebtedness of $0.5 million at March 31, 2000. The cash was used to fund operating losses, capital expenditures of $19.3 million and is partially offset by the $24.0 million of cash proceeds received from the sale of the Lake Forest facility.

      The Corporation is currently conducting an internal review of its Enterprise Resource Planning (ERP) system with the objective of maximizing benefit realization in the most timely manner possible. The Corporation continues to expect transaction and other costs to be reduced in line with our original expectations once the ERP system is fully implemented. As part of this review process, the Corporation has decided to postpone deployment of a component of its ERP for its US-based manufacturing facilities because, at present, incremental costs are not offset by sufficient tangible benefits.

      As the ERP review is completed over the next six months, decisions may be made to change other deployment plans or processes, which could result in a material reduction to the carrying value of the ERP asset. The Corporation's objective is to realize significant benefits at the lowest possible annual incremental operating cost structure. As previously disclosed, we expect that these benefits will start to be realized in 2001.

MOORE NORTH AMERICA

      North American sales in Q1-2000 have decreased by $27.9 million compared to Q1-1999. The decrease is attributable to the higher than expected revenue shift resulting from customers building up forms inventories in December 1999 in anticipation of potential Year 2000 problems, the Corporation's strategy to exit low margin accounts and delays in implementing certain major contracts.

      Operating loss in Q1-2000 was $21.0 million compared to operating income of $3.8 million in Q1-1999. The revenue shortfall, coupled with the incremental costs associated with maintaining redundant Information Technology (IT) systems as the Corporation implements the enterprise-wide information system and the investment necessary to launch the Forms businesses' digital and Internet strategies have resulted in the Q1-2000 operating losses.

CCS UNITED STATES

      CCS US sales in Q1-2000 of $131.5 million have increased by $9.8 million compared to Q1-1999 sales of $121.7 million. This is credited to increased volumes in Response Marketing Services (RMS) and Phoenix Group (Phoenix) businesses. The legislative changes contained in the "Deceptive Mail Prevention and Enforcement Act" has continued to affect the sweepstakes industry; however, RMS has actively pursued new opportunities to replace these lost volumes and is starting to show positive operating results. These increases are partially offset by the exiting of several unprofitable accounts in the loyalty card market segment reducing Q1-2000 sales by $2.8 million in the Business Communication Services business.

      Operating income has decreased by $3.0 million compared to Q1-1999. Operating income has been affected by the ramp up costs associated with new product line ventures that have yet to generate positive operating results, incremental costs associated with maintaining redundant IT systems as the ERP system is implemented and strategic investments to reposition certain product and service offerings.

LATIN AMERICA

      Segment sales and operating income have improved by $5.9 million and $2.2 million, respectively, compared to Q1-1999. The improvements were a direct result of higher volumes in Mexico and Brazil and the implementation of more reliable and efficient label presses. Future efforts will be directed towards building on the achieved sales improvement and continuing the implementation of cost control measures.

EUROPE

      Sales in Europe have decreased by $0.6 million from Q1-1999 amounts of $41.8 million. The decrease is primarily a result of unfavorable foreign exchange fluctuations, a decision by a major customer to postpone certain programs and partially offset by increased volumes in the Colleagues business unit.

      Operating income in Q1-2000 decreased by $0.5 million when compared to Q1-1999. Europe is continuing to exit low profit generating accounts and is implementing specific cost containment measures, as well as completing manufacturing rationalization activities in France.

ECONOMIC VALUE ADDED(R) (EVA)

       As a result of the financial results in the first quarter, Moore did not meet its EVA improvement target for the first quarter of 2000.

ESTIMATED OUTLOOK

      The Corporation believes that overall continued weakness in the paper-based forms industry in the second quarter will continue to be compounded by the costs associated with Moore North America's initiatives to improve sales processes, expand product and service offerings and deploy digital and Internet strategies. Consequently, the Corporation expects that its revenue, operating loss and loss per share in the second quarter will be consistent with the first quarter.

      In response to the first quarter and expected second quarter results, a $30 million cost reduction program to reduce administrative costs has been launched. Management expects these strategic and cost reduction initiatives will begin to contribute to results in the second half of the year. The majority of the remaining Moore divisions performed at expected levels and are expected to continue to meet targets. Based on these expectations for a stronger second half, management believes that normalized revenue will increase by up to 5% in 2000 and that normalized operating income (utilizing a 1999 base of $91 million) will be at approximately the same level as last year.

MANAGEMENT CHANGES

      On January 11, 2000 John V. Laurie joined Moore as Vice President and Treasurer.

      On March 21, 2000 Gary W. Ampulski, formerly President of Moore's Business Communication Services unit, was promoted to President, Moore North America and Bruce D'Angelo, was named President, Moore's Business Communication Services unit.

      On May 1, 2000, Thomas T. McKiernan, after 39 years of service with Moore, is retiring as Executive Vice President. We thank him for his many contributions to Moore.

DIVIDEND

      On April 27, 2000 the Board of Directors declared a quarterly dividend of 5(cent) per common share payable in United States funds on July 5, 2000 to shareholders of record on June 2, 2000.


/s/ Tom Kierans                                      /s/ Ed Tyler
----------------------                               ----------------------
THOMAS E. KIERANS                                    W. ED TYLER
Chairman of the Board                                President and Chief
                                                     Executive Officer

April 27, 2000

                          CONSOLIDATED BALANCE SHEET
                     EXPRESSED IN UNITED STATES CURRENCY
                           IN THOUSANDS OF DOLLARS

                                                                                  March 31         December 31
                                                                                    2000               1999
                                                                                -----------        -----------

   ASSETS
   Current assets:
   Cash and short-term securities                                                $   44,833        $   38,179
   Accounts receivable                                                              427,704           477,083
   Inventories:
     Raw material                                                                    44,611            42,653
     Work in process                                                                 15,497            15,918
     Finished goods                                                                 124,194           120,095
   Prepaid expenses                                                                  32,080            23,930
   Deferred income taxes                                                             38,247            33,002
                                                                                -----------       -----------
   Total current assets                                                             727,166           750,860
                                                                                -----------       -----------
   Property, plant and equipment:
   Cost                                                                           1,177,468         1,199,822
   Less: Accumulated depreciation                                                   740,470           741,014
                                                                                -----------       -----------
                                                                                    436,998           458,808
                                                                                -----------       -----------
   Goodwill                                                                         157,680           156,867
   Deferred income taxes and other assets                                           570,066           263,758
                                                                                -----------       -----------
   Total assets                                                                  $1,891,910        $1,630,293
                                                                                -----------       -----------

   LIABILITIES
   Current liabilities:
   Bank loans                                                                    $   45,331        $   13,086
   Accounts payable and accruals                                                    436,986           533,010
   Deferred income taxes                                                                524                 -
   Short-term debt                                                                   64,067            40,140
   Dividends payable                                                                  4,423             4,423
   Income taxes                                                                      14,424            31,805
                                                                                -----------       -----------
   Total current liabilities                                                        565,755           622,464
   Long-term debt                                                                   205,233           201,686
   Deferred income taxes and liabilities                                            411,380           118,888
   Minority interests                                                                15,288            14,581
                                                                                -----------       -----------
   Total liabilities                                                              1,197,656           957,619
                                                                                -----------       -----------

   SHAREHOLDERS' EQUITY
   Common shares                                                                    310,881           310,881
   Unrealized foreign currency translation adjustments                             (119,106)         (118,256)
   Retained earnings                                                                502,479           480,049
                                                                                -----------       -----------
                                                                                    694,254           672,674
                                                                                -----------       -----------
   Total liabilities and shareholders' equity                                    $1,891,910        $1,630,293
                                                                                -----------       -----------

                                      6 & 7

                        CONSOLIDATED STATEMENT OF EARNINGS
                     EXPRESSED IN UNITED STATES CURRENCY AND,
                EXCEPT EARNINGS PER SHARE, IN THOUSANDS OF DOLLARS

                                                                                           Three months ended
                                                                                                     March 31
                                                                                            2000         1999
                                                                                       ---------   ----------

   Sales                                                                               $ 576,864   $  608,928
                                                                                       ---------   ----------
   Cost of sales                                                                         404,082      413,445
   Selling, general and administrative expenses                                          147,650      148,812
                                                                                       ---------   ----------
   Provision for restructuring costs                                                       1,532            -
   Capital asset amortization                                                             27,378       27,327
                                                                                       ---------   ----------
   Research and development expense                                                        5,436        5,796
                                                                                       ---------   ----------
                                                                                         586,078      595,380
                                                                                       ---------   ----------
   Income (loss) from operations                                                          (9,214)      13,548
   Investment and other income                                                                 8        2,377
                                                                                       ---------   ----------
   Interest expense                                                                        5,775        4,835
                                                                                       ---------   ----------
                                                                                         (14,981)      11,090
                                                                                       ---------   ----------
   Income taxes                                                                           (6,445)       1,268
   Minority interests                                                                        349          143
                                                                                       ---------   ----------
   Net earnings (loss)                                                                 $  (8,885)    $  9,679
                                                                                       ---------   ----------
   Earnings (loss) per share                                                           $   (0.10)    $   0.11
                                                                                       ---------   ----------

                              CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                 EXPRESSED IN UNITED STATES CURRENCY
                                       IN THOUSANDS OF DOLLARS


                                                                              Three months ended    Year ended
                                                                                        March 31   December 31
                                                                                            2000          1999
                                                                                     -----------    ----------

   Balance, beginning                                                                $   480,049    $  405,142
   Change in accounting policy:
                                                                                     -----------    ----------
     Income taxes (note 1)                                                                 2,443            -
     Employee future benefits (note 1)                                                    33,295            -
                                                                                     -----------    ----------
   Balance, beginning restated                                                           515,787       405,142

   Net earnings (loss)                                                                    (8,885)       92,599
   Dividends 20(cent)per share                                                             4,423        17,692
                                                                                     -----------    ----------
   Balance, ending                                                                   $   502,479   $   480,049
                                                                                     -----------    ----------

                                      8 & 9

                       CONSOLIDATED STATEMENT OF CASH FLOWS
                        EXPRESSED IN UNITED STATES CURRENCY
                              IN THOUSANDS OF DOLLARS


                                                                                  Three months ended March 31
                                                                                     2000              1999
                                                                                 ----------         ---------
   OPERATING ACTIVITIES
   Net earnings (loss)                                                           $   (8,885)        $   9,679
   Items not affecting cash resources                                                34,371            29,836
   Increase in working capital other
     than cash resources                                                            (55,853)          (46,522)
                                                                                 ----------         ---------
   Total                                                                         $  (30,367)        $  (7,007)
                                                                                 ----------         ---------

   INVESTING ACTIVITIES
   Expenditure for property, plant and equipment                                 $  (19,335)       $  (14,215)
   Sale of property, plant and equipment                                             24,377             2,203
   Acquisition of businesses                                                         (1,267)           (4,828)
   Software expenditures                                                            (12,395)          (14,874)
   Other                                                                             (4,129)           (7,749)
                                                                                 ----------         ---------
   Total                                                                         $  (12,749)       $  (39,463)
                                                                                 ----------         ---------
   FINANCING ACTIVITIES
   Dividends                                                                     $   (4,423)       $   (4,423)
   Addition to debt                                                                  40,401           200,091
   Reduction in debt                                                                (16,333)         (202,210)
   Other                                                                             (2,270)                -
                                                                                 ----------         ---------
   Total                                                                         $   17,375        $   (6,542)
                                                                                 ----------         ---------
                                                                                 ----------         ---------
   Decrease in cash resources before
     unrealized exchange adjustments                                             $  (25,741)       $  (53,012)
   Unrealized exchange adjustments                                                      150                53
                                                                                 ----------         ---------
   Decrease in cash resources                                                       (25,591)          (52,959)
   Cash resources at beginning of year(1)                                            25,093           130,971
                                                                                 ----------         ---------
   Cash resources at end of period(1)                                            $     (498)       $   78,012
                                                                                 ----------         ---------
   (1) Cash resources are defined as cash and short-term securities less bank loans.


   OTHER CASH FLOW DISCLOSURES

   Interest paid                                                                 $    5,979        $    4,441
   Income taxes paid                                                             $    1,200        $    5,741
                                                                                 ----------         ---------

                                      10 & 11

NOTES

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN THOUSANDS OF DOLLARS

1.    CHANGES IN ACCOUNTING POLICIES

      CICA SECTION 3465 ACCOUNTING FOR INCOME TAXES

               Effective January 1, 2000, the Corporation changed its method of accounting for income taxes from the tax allocation basis (deferral method), which related income taxes to the accounting income for the year, to the liability method of tax allocation as required by the Canadian Institute of Chartered Accountants' Section 3465. The liability method records future tax assets and liabilities which reflect the net tax effects of temporary differences between carrying amounts for financial reporting purposes and the amounts used for tax purposes.

               The cumulative effect of this change, as of January 1, 2000, excluding the effect of the change in accounting policy for Employee Future Benefits noted on page 13 of this interim report, resulted in the following:

      -  an increase in current assets of $7,704,

      -  an increase in long term assets of $62,138,

      -  an increase in current liabilities of $672,

      -  an increase in long term liabilities by $66,727 and

      -  an increase in opening retained earnings of $2,443.

               As permitted under the new standard, prior year financial statements were not restated; however, the effect was applied retroactively as an adjustment to opening retained earnings.

               No provision has been made for taxes on undistributed earnings of subsidiaries not currently available for paying dividends as such earnings have been reinvested in the business.

               The new Canadian standard, as described above, has eliminated all current differences with United States GAAP, SFAS No. 109.

      CICA SECTION 3461 EMPLOYEE FUTURE BENEFITS

               Effective January 1, 2000, the Corporation changed its method of accounting for post retirement benefits other than pensions. Under past Canadian standards, the Corporation recognized the cost of these benefits as an expense when paid. The new standard requires that the expected costs of the employees' post retirement benefits be expensed during the years that the employees render services to the Corporation. In addition, the new standard changes the accounting for recognition of involuntary termination benefits. For accrual purposes, the new standard requires that benefit arrangements are communicated to employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated. Past Canadian standards did not require this condition and included in the Corporation's 1998 restructuring charge were special termination benefits not yet communicated to employees.

               The cumulative effect of this change, as of January 1, 2000, resulted in the following:

      -  an increase of assets by $231,946,

      -  an increase in liabilities by $198,651 and

      -  an increase in opening retained earnings by $33,295.

               As permitted under the new standard, prior year financial statements were not restated; however, the effect was applied retroactively as an adjustment to opening retained earnings.

               The transitional rules for implementing this new Canadian standard have resulted in a United States GAAP reporting difference. In implementing the new Canadian standard, the retained earnings effect included the cumulative effect of the unamortized past service costs, actuarial gains and losses and other transition amounts. Under United States GAAP these amounts will continue to be amortized into income over the expected average remaining service life of the employee group.

2.    UNITED STATES GAAP

                                                                                           Three months ended
                                                                                                     March 31

                                                                                           2000          1999
                                                                                     ----------     ---------
   Net earnings (loss) as reported                                                     $ (8,885)    $   9,679
   Decreased pension expense                                                              1,691           891
   Decreased post retirement benefits                                                     3,719           746
   Reengineering costs                                                                     (800)         (495)
   Reduced (increased) termination liabilities                                                -        (8,980)
   Reduced income taxes (1)                                                              (1,823)        4,038
                                                                                     ----------     ---------
   Net earnings (loss) as determined under U.S. GAAP                                   $ (6,098)    $   5,879
                                                                                     ----------     ---------
   Earnings (loss) per share:
     Basic earnings (loss) per share                                                   $  (0.07)    $    0.07
     Diluted earnings (loss) per share                                                 $  (0.07)    $    0.07
     Average shares outstanding (in thousands)                                           88,457        88,457
                                                                                     ----------     ---------
   Comprehensive income:
     Net earnings (loss) as determined under U.S. GAAP                                 $ (6,098)    $   5,879
     Other comprehensive income (loss):
        Foreign currency translation adjustment                                            (850)      (12,470)
        Unrealized gains on available-for-sale securities                                 5,763             -
                                                                                     ----------     ---------
   Total comprehensive loss                                                            $ (1,185)   $   (6,591)
                                                                                     ----------     ---------
   (1) SFAS No. 109 income tax adjustments                                             $      -    $      942
                                                                                     ----------     ---------

                                                               MARCH 31, 2000            December 31, 1999
   Balance sheet items:                                  AS REPORTED    U.S.GAAP    As reported     U.S.GAAP
                                                         -----------    ---------   -----------     ---------
   Net pension liability (asset)                           $(256,570)   $ (29,697)    $ (22,323)    $ (30,140)
   Other assets - computer software                         (146,925)     (98,838)     (139,032)      (91,745)
   Post retirement benefit cost liability                    233,869      422,709             -       426,511
   Deferred income taxes asset - long term                   (48,203)    (210,640)      (33,002)     (260,635)
   Deferred income taxes liability - long term               106,493       75,760        24,439        91,736
   Accounts payable and accruals                             436,986      430,986       533,010       459,045
   Unrealized foreign currency translation adjustments      (119,106)     (83,922)     (118,256)      (83,072)
   Retained earnings                                         502,479      202,664       480,049       213,185
                                                         -----------    ---------   -----------     ---------

                                                                 14 & 15

3.    SEGMENTED INFORMATION


   For the three months                          Moore           CCS        Latin
   ended March 31                            North America  United States  America      Europe       Consolidated
-----------------------                      -------------  -------------  --------     --------     ------------
   2000
   Total revenue                               $ 364,129      $131,749     $43,850      $ 41,238     $  580,966
   Intersegment revenue                           (3,820)         (282)          -             -         (4,102)
                                             -------------  -------------  --------     --------     ------------
   Sales to customers outside the enterprise   $ 360,309      $131,467     $43,850      $ 41,238     $  576,864
                                             -------------  -------------  --------     --------     ------------
   Segment operating profit (loss)             $ (22,187)     $ 11,553     $ 1,430      $    193     $   (9,011)
                                             -------------  -------------  --------     --------
   General corporate expenses                                                                              (203)
                                                                                                     ------------
   Loss from operations                                                                              $   (9,214)
                                                                                                     ------------
   Segment assets                              $1,258,692     $165,874     $95,381      $130,068     $1,650,015
                                             -------------  -------------  --------     --------
   Corporate assets including investments                                                               241,895
                                                                                                     ------------
   Total assets                                                                                      $1,891,910
                                                                                                     ------------
   Provisions for restructuring costs          $   1,222      $    218     $    48      $     44     $    1,532
                                             -------------  -------------  --------     --------     ------------
   Capital asset amortization                  $  16,414      $  7,252     $ 1,621      $  2,091     $   27,378
                                             -------------  -------------  --------     --------     ------------
   Capital expenditures                        $   9,855      $  5,300     $ 1,342      $  2,838     $   19,335
                                             -------------  -------------  --------     --------     ------------

   1999
   Total revenue                               $ 394,811      $141,033     $37,954      $ 41,786     $ 615,584
   Intersegment revenue                           (6,569)          (87)          -             -        (6,656)
                                             -------------  -------------  --------     --------     ------------
   Sales to customers outside the enterprise   $ 388,242      $140,946     $ 37,954     $ 41,786     $ 608,928
                                             -------------  -------------  --------     --------     ------------
   Segment operating profit (loss)             $  (1,491)     $ 15,349     $   (731)    $    673     $  13,800
                                             -------------  -------------  --------     --------
   General corporate expenses                                                                             (252)
                                                                                                     ------------
   Income from operations                                                                            $  13,548
                                                                                                     ------------
   Segment assets                              $ 790,170      $290,458     $95,848      $139,998     $1,316,474
                                             -------------  -------------  --------     --------
   Corporate assets including investments                                                               351,268
                                                                                                     ------------
   Total assets                                                                                      $1,667,742
                                                                                                     ------------
   Capital asset amortization                  $  14,709      $  8,717     $ 1,503      $  2,398     $   27,327
                                             -------------  -------------  --------     --------     ------------
   Capital expenditures                        $   6,449      $  4,422     $ 1,433      $  1,911     $   14,215
                                             -------------  -------------  --------     --------     ------------

                                                                 16 & 17

4.    PROVISION FOR RESTRUCTURING COSTS

               In 1998, the Corporation incurred a pre-tax charge of $615 million, $531 million after tax, related to a restructuring plan directed at reducing costs and restoring profitability to the Forms business, and increasing profitability of the Customer Communication Services businesses. The key restructuring actions include the integration of North American operations, the disposal of non-strategic assets, and exiting of certain unprofitable products.

               In the fourth quarter of 1999, the Corporation reversed $68 million of charges, $48 million after tax, under the 1998 restructuring plan. The reversal was primarily the result of: the favourable settlement of liabilities for obligations and future payments related to the disposition of the European and Australasia Forms businesses; negotiated costs to exit customer contracts and lease agreements under several actions were lower than originally planned; the decision to sell rather than restructure the Moore Data Management Services business; and the decision to not fully implement certain restructuring actions under the plan, including the sale of certain North American businesses.

               As a result of CICA Section 3461 - Employee Future Benefits (note 1 on page 13 of this interim report), $68 million of termination liabilities, $46 million after tax, accrued under the 1998 restructuring program were reversed into retained earnings. In the current period, $1.5 million of these termination liabilities were communicated to employees and were charged to current earnings.

               Included in the balance sheet at March 31, 2000 are accounts payable and accruals of $60.8 million and deferred income taxes and liabilities of $23.4 million related to the restructuring program. The carrying value of remaining assets held for disposal as at March 31, 2000 is $9.4 million. Included in the Corporation's results of operations for the three months ended March 31 are sales of $10.5 million (1999 - $10.1 million) and income from operations of $0.6 million (1999 - $0.2 million loss) from businesses to be exited under the restructuring program.

               Approximately 4,026 employees have left the Corporation as a result of restructuring actions implemented to date, representing 2,600 due to divestitures and 1,426 from other restructuring activities.

5.    CAPITALIZED SOFTWARE

               The Corporation's capitalized software costs, on a consolidated basis, as at March 31, 2000 is $147 million. The Corporation is currently conducting an internal review of its Enterprise Resource Planning (ERP) system with the objective of maximizing benefit realization in the most timely manner possible. As part or this review process, the Corporation has decided to postpone deployment of a component of its ERP for its US-based manufacturing facilities. As the ERP review is completed over the next six months, decisions may be made to change other deployment plans or processes, which could result in a material reduction to the carrying value of the ERP asset that cannot be readily determined at this time.

6.    COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

               Comparative figures have been restated where appropriate to conform to the current presentation.

CORPORATE INFORMATION

SHAREHOLDER ACCOUNT INQUIRIES

                Montreal Trust Company of Canada operates a telephone inquiry line that can be reached by dialing toll-free 1-800-663-9097 or (416) 981-9633. Correspondence should be addressed to: Moore Corporation Limited, c/o Montreal Trust Company of Canada, 8th Floor, 150 Front Street West, Toronto, Ontario M2J 2N1. Shareholders can also e-mail Montreal Trust at faq@montreal trust.com or visit their web page at www.montreal trust.com.

DIVIDENDS

               Shareholders are reminded of the flexibility available on payment of the Corporation's dividends. While the Corporation's dividends are declared payable in United States funds, registered shareholders have the option of receiving dividends in equivalent Canadian funds, or participating in the Dividend Reinvestment and Share Purchase Plan. The Dividend Reinvestment Option allows shareholders to reinvest dividends automatically in additional shares of the Corporation. The Share Purchase Option provides shareholders a means to purchase shares by making cash payments. Further information regarding these options is available from Montreal Trust Company of Canada, or the Corporation.

INVESTOR RELATIONS

               Institutional and individual investors seeking financial information about the Corporation are invited to contact John Laurie, Vice President and Treasurer at the Corporate Office.

MANAGEMENT'S STATEMENT

               The financial information included in this report is unaudited, but in the opinion of management it reflects all adjustments that are necessary for a fair presentation of the financial position, results of operations and changes in cash flows for the interim periods.

FORWARD LOOKING STATEMENT

         This interim report contains statements relating to future results of the Corporation (including certain anticipated, planned, forecasted, expected, targeted, believed and estimated results and the Corporation's outlook concerning future results) that are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Factors that could cause such material differences include, without limitation, the following: the successful completion of the restructuring program announced in 1998 within the time frame anticipated to execute the respective restructuring actions and achieving the associated benefits, the successful implementation of the cost reduction program that commenced in the final quarter of 2000, the successful implementation of the ERP system within anticipated time frames and achieving associated benefits, the effects of paper price fluctuations on the Corporation's Forms operations, successful execution of key strategies (including the digital and Internet strategies), the rate of migration from paper-based forms to digital formats, maintenance of growth rates in Customer Communication Services businesses, the impact of currency fluctuations in the countries in which the Corporation operates, general economic and other factors beyond the Corporation's control, and other assumptions, risks and uncertainties described from time to time in the Corporation's periodic filings with Securities Regulators.

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Moore Corporation Limited
1 First Canadian Place
P.O. Box 78
Toronto, Ontario
M5X 1G5

Internet: http://www.moore.com
Tel: (416) 364-2600
Fax: (416) 364-1667

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